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Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of	December 2003

Agnico-Eagle Mines Limited

(Translation of registrant's name into English)

145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
Date: December 22, 2003
	By:	/s/ DAVID GAROFALO David Garofalo Vice-President, Finance and Chief Financial Officer

NEWS RELEASE

Stock Symbols:	AEM (NYSE)	For further information:
	AGE (TSX)	Barry Landen, V.P. Corporate Affairs Agnico-Eagle Mines Limited (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE ANNOUNCES 24th CONSECUTIVE ANNUAL DIVIDEND

Toronto, Canada (December 17, 2003) — Agnico-Eagle Mines Limited today announced an annual dividend of $0.03 per share, representing the 24th consecutive year that Agnico-Eagle has paid a distribution to its shareholders.

The Company has declared a dividend of $0.03 per share, payable March 15, 2004 to shareholders of record March 5, 2004. The dividend rate is unchanged from last year as management and the board of directors have decided to conserve cash for the longer-term development and growth of its asset base.

Under the Company's Dividend Reinvestment Plan, shareholders will have the opportunity to reinvest their dividends into shares of Agnico-Eagle. Shareholders who have not received details of the Plan should contact the Company or visit its website at www.agnico-eagle.com.

Forward Looking Statements

This news release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in northwestern Québec and exploration and development activities in eastern Canada and the southwestern United States. Agnico-Eagle's LaRonde Mine in Québec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 23 consecutive years.

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SIGNATURE
AGNICO-EAGLE ANNOUNCES 24th CONSECUTIVE ANNUAL DIVIDEND